FIRST AMENDMENT TO
KEY EXECUTIVE RETENTION AND SEVERANCE AGREEMENT

THIS FIRST AMENDMENT (this "Amendment") is entered into on the _____ day of _____, 2004, by and between _____ ("Executive") and Mississippi Chemical Corporation ("Company").

WHEREAS, the Executive and the Company entered into that certain Key Executive Retention and Severance Agreement, dated as of October 2, 2003 (the "Original Agreement");

WHEREAS, the Executive and the Company desire to amend the Original Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

A.   References to Sections and Headings herein shall refer to the corresponding sections and headings in the Original Agreement, except as may otherwise be indicated. Terms not otherwise defined herein shall have the meanings assigned to them under the Original Agreement. The Original Agreement and this Amendment are collectively referred to herein as the "Amended Agreement".

B.   The provisions under the heading "Employment Terms" shall be amended as follows:

Section 7 is hereby deleted and replaced with the following:

7.   "Amendment Effective Date; Term.

        (a)   The effective date of this Amended Agreement shall be the date upon which the order of the United States Bankruptcy Court for the Southern District of Mississippi (the "Court") approving this Amendment becomes final and non-appealable (the "Amendment Effective Date"). References to the Effective Date in the Original Agreement are hereby amended to substitute Amendment Effective Date for each such reference.

        (b)   If this Amendment is not approved by the Court, this Amendment shall be deemed void *ab initio*, and the Executive's employment with the Company shall be governed by the Original Agreement as if this Amendment had never existed.

        (c)   The term of this Amended Agreement begins on the Amendment Effective Date and continues through July 1, 2005 (the "Employment Term"). The last day of Executive's employment will be referred to as the "Termination Date."

C.   The provisions under the heading "Key Executive Retention" shall be amended by deleting the second, third and fourth unnumbered paragraphs thereof and replacing same with the following:

"Subject to the milestone schedule above, Executive shall be entitled to any unearned or unpaid portion of the Retention Bonus on the Termination Date, unless the Executive voluntarily terminates his employment, in which event, the Executive shall only be entitled to (i) the "pro-rata portion of the third installment" of the Retention Bonus upon voluntary termination prior to June 30, 2004, or (ii) full payment of the fourth installment of the Retention Bonus if, and at such time as, such milestone is met by the Company.

For the purposes hereof, the Executive shall not be deemed to have voluntarily terminated his employment if, with the consent of the Company, the Executive resigns or terminates his employment with the Company in connection with a transaction, or potential transaction, involving the stock of or a significant portion of the assets of a subsidiary of the Company, between the Company or any of its subsidiaries and the Executive or a third party with whom the Executive is associated in any capacity, including but not limited to, as a director, officer, employee, partner, stockholder, member or agent (a "Related Party Transaction").

For further purposes hereof, "the pro rata portion of the third installment" shall be determined as follows:

20% of the Retention Bonus multiplied by a fraction, the numerator of which is the number of days elapsed since payment of the second installment and the denominator of which is the number of days between payment of the second installment and June 30, 2004."

D.   The provisions under the heading "Key Executive Severance" shall be amended as follows:

(i)   The first, unnumbered paragraph is hereby deleted and replaced with the following:

"If, during the Employment Term, but prior to the "Trigger Date," which shall mean the date that any motion or any other pleading seeking authorization for a Related Party Transaction shall be filed with the Court, there shall occur any of the following: (a) a termination of Executive without Cause by the Company, (b) termination of Executive due to a Constructive termination, or (c) the termination of Executive upon the confirmation of a bankruptcy plan or a substantial liquidation, Executive will be provided the following for a period of nine (9) months following any such termination: (1) continuance of Base Salary, (2) Company-paid medical and dental COBRA continuation coverage premiums (or a cash equivalent paid to the Executive, at the Executive's sole option); and (3) Company-paid continuation coverage premiums (or a cash equivalent paid to the Executive, at the Executive's sole option) of other insurance programs provided to the Executive on the Amendment Effective Date (collectively referred to as the "Severance Benefits"). If, during the Employment Term, the Executive, with the consent of the Company, resigns or terminates his employment with the Company in connection with a Related Party Transaction or if, during the Employment Term, but after the Trigger Date, there shall occur any of the following: (a) a termination of Executive without Cause by the Company, (b) termination of Executive due to a Constructive termination, or (c) the termination of Executive upon the confirmation of a bankruptcy plan or a substantial liquidation, Executive will be provided Severance Benefits for a period of twelve (12) months."

(ii)   The following is hereby inserted as the new second, unnumbered paragraph:

"If the Executive resigns during the Employment Term, provided such resignation is not due to an event that gives rise to Severance Benefits as described in the immediately preceding paragraph, the Executive will be provided Severance Benefits for a period of nine (9) months."

E.   The Company and the Executive each agree that the Executive shall have the right to receive the benefits of any and all releases of officers or directors of the Company which may be included in a plan of reorganization confirmed by the Court, and that any and all rights of indemnification or otherwise which the Executive may have under applicable corporate law, the bylaws, or articles of incorporation of the Company are not, and shall not be, waived or released by this Amendment, the Original Agreement, or any documents executed pursuant hereto or thereto.

F.   The provisions under the Heading "Entire Agreement" are hereby deleted and replaced with the following:

"<u>Entire Agreement</u>. On the Amendment Effective Date, the Amended Agreement shall constitute the entire agreement between the parties and, except as expressly provided in such documents, supersedes all other prior agreements concerning the Executive's employment by the Company and the separation of the Executive from employment by the Company. However, the Amended Agreement does not supersede any other confidentiality or secrecy agreement(s) binding the Executive regarding the confidentiality of information of the Company or as to which the Company has an obligation of secrecy for the benefit of another party. Further, the Amended Agreement does not impact the Executive's right to participate in or benefit from any Company benefit plan, procedure, or policy unless specifically excluded from participation hereby (*i.e.*, the SUB Plan). The Amended Agreement may be changed only by a written agreement executed by the Company and the Executive. The Executive and the Company agree that if any portion of the Amended Agreement is held to be invalid or unenforceable, the other portions shall remain valid and enforceable."

THIS AMENDMENT has been executed on, and is effective as of, the date first stated above and may be executed in multiple counterparts, each of which shall be deemed an original.

MISSISSIPPI CHEMICAL CORPORATION   **Executive**

By: _____   By: _____
John Sharp Howie
Vice President of the Board of
Directors and Chairman of the
Compensation Committee